THE CHARLES SCHWAB CORPORATION

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Earnings from continuing operations before taxes on earnings	$320	$499	$1,010	$1,521
Fixed charges
Interest expense excluding provision for credit losses (1)
Deposits from banking clients	32	22	73	79
Payables to brokerage clients	—	6	2	49
Short-term borrowings	—	—	—	1
Long-term debt	22	14	51	44
Other	1	8	2	19

Total	55	50	128	192
Interest portion of rental expense	13	15	56	46

Total fixed charges (A)	68	65	184	238

Earnings from continuing operations before taxes on earnings and fixed charges (B)	$388	$564	$1,194	$1,759

Ratio of earnings to fixed charges (B) ÷ (A) (2)	5.7	8.7	6.5	7.4

Ratio of earnings to fixed charges excluding deposits from banking clients and payables to brokerage clients interest expense (3)	9.9	14.5	10.3	14.8

(1)	Beginning in 2009, the provision for credit losses has been excluded from fixed charges.

(2)

The ratio of earnings to fixed charges is calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings from continuing operations before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense as listed above, and one-third of rental expense, which is estimated to be representative of the interest factor.

(3)

Because interest expense incurred in connection with both deposits from banking clients and payables to brokerage clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges excluding deposits from banking clients and payables to brokerage clients interest expense reflects the elimination of such interest expense as a fixed charge.